                                                                  EXHIBIT 99 (A)

                         Report of Independent Auditors


Board of Directors
Principal Healthcare Finance Limited

We have audited the accompanying consolidated balance sheets of Principal Healthcare Finance Limited as of August 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flow for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Healthcare Finance Limited at August 31, 2001 and 2000, and the consolidated results of operations and their cash flows for each of the three years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Principal Healthcare Finance Limited will continue as a going concern. As more fully described in Note 2, the Company has various mortgage, loan and subordinated notes payable that are past their maturity dates. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Board of Director's plans in regard to these matters are also described in Note
2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                /s/ Ernst & Young


Chartered Accountants
Jersey, Channel Islands

Date: December 18, 2001

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                           CONSOLIDATED BALANCE SHEETS


                                                                                          August 31,
                                                                              --------------------------------
                                                                                    2001          2000
                                                                              -------------    ---------------
                                                                              (In thousands, except par value)
ASSETS:
Investment in real estate:
     Real estate properties:
     Buildings ...............................................................   $ 344,849    $ 345,924
     Land.....................................................................      59,533       61,035
                                                                                 ---------    ---------
                                                                                   404,382      406,959
     Accumulated depreciation ................................................     (32,465)     (24,689)
                                                                                 ---------    ---------
                                                                                   371,917      382,270
Zero coupon investment .......................................................      63,069       59,640
Other investments ............................................................       1,312          902
                                                                                 ---------    ---------
                                                                                   436,298      442,812
Cash and short-term investments ..............................................       6,100        6,478
Accounts receivable ..........................................................       2,391        5,029
Deferred rent receivable .....................................................      40,757       31,174
Cash on deposit as collateral - restricted ...................................       1,271        7,072
Debt issue costs, net of accumulated amortization of $5,658 in 2001
     and $4,350 in 2000 ......................................................      32,376       33,744
Cost in excess of tangible assets acquired, net of accumulated amortization of
     $1,704 in 2001 and $1,237 in 2000 .......................................      12,467       12,580
Other assets .................................................................         449          450
                                                                                 ---------    ---------
Total assets .................................................................   $ 532,109    $ 539,339
                                                                                 =========    =========

LIABILITIES:
Mortgage, loan and subordinated notes payable, past due, including
     amounts due to affiliates of $27,648 ....................................   $  69,141    $      --
Mortgage, loan and subordinated notes payable, including
     amounts due to affiliates of $10,641 in 2001 and $44,241 in 2000 ........      11,779       93,649
Bonds payable ................................................................     395,950      396,562
Accounts payable and other liabilities .......................................       8,846        9,463
Deferred tax liability .......................................................      21,899       19,618
                                                                                 ---------    ---------
Total liabilities ............................................................     507,615      519,292

SHAREHOLDERS' EQUITY:
Class A Common stock $.016  par value:
     Authorized - 60,000 shares
     Issued and outstanding - 10,000 shares ..................................         161          161
Additional paid-in capital ...................................................      14,472       14,472
Retained earnings ............................................................      11,898        7,448
Accumulated other comprehensive loss .........................................      (2,037)      (2,034)
                                                                                 ---------    ---------
Total shareholders' equity ...................................................      24,494       20,047
                                                                                 ---------    ---------
Total liabilities and shareholders' equity ...................................   $ 532,109    $ 539,339
                                                                                 =========    =========

                             See accompanying notes

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                        Year Ended August 31,
                                                    ---------------------------
                                                      2001      2000      1999
                                                    -------   -------   -------
                                                            (In thousands)
Revenue:
     Rental income ..............................   $54,962   $59,309   $55,693
     Patient service revenue ....................     8,233     9,833      --
     Mortgage interest income ...................       130       319     1,007
     Other investment income ....................     4,467     6,126     5,100
                                                    -------   -------   -------
                                                     67,792    75,587    61,800
Expenses:
     Interest ...................................    35,949    40,338    39,149
     Provisions for depreciation and amortization     9,692    11,078     9,839
     Direct cost of patient services ............     8,555    10,218      --
     General and administrative .................     6,800     6,607     5,880
                                                    -------   -------   -------
                                                     60,996    68,241    54,868
                                                    -------   -------   -------
Operating income ................................     6,796     7,346     6,932
Provision for income taxes ......................     2,346     2,706     3,053
                                                    -------   -------   -------
Net income ......................................   $ 4,450   $ 4,640   $ 3,879
                                                    =======   =======   =======

Total comprehensive income ......................   $ 4,447   $ 2,925   $ 3,126
                                                    =======   =======   =======

                             See accompanying notes.

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Years ended August 31, 2001, 2000, and 1999
                                 (In thousands)

                                                                                            Accumulated
                                                     Class A        Additional  Retained       Other
                                               -------------------     Paid     Earnings    Comprehensive
                                                Shares     Amount   in Capital  (Deficit)   Income (Loss)
                                               --------   --------   --------   --------    -------------
Balance at September 1, 1998 ...............     10,000        161   $ 14,472   $   (243)   $         434
     Dividends paid ........................       --         --         --         (828)            --
     Foreign currency translation
           adjustment.......................       --         --         --         --               (753)
     Net income ............................       --         --         --        3,879             --
                                               --------   --------   --------   --------    -------------
Balance at August 31, 1999 .................     10,000        161     14,472      2,808             (319)
    Foreign currency translation
          adjustment........................       --         --         --         --             (1,715)
    Net income .............................       --         --         --        4,640             --
                                               --------   --------   --------   --------    -------------
Balance at August 31, 2000 .................     10,000        161     14,472      7,448           (2,034)
    Foreign currency translation
          adjustment........................       --          --         --         --                 (3)
    Net income .............................       --         --         --        4,450             --
                                               --------   --------   --------   --------    -------------
Balance at August 31, 2001 .................     10,000        161   $ 14,472   $ 11,898    $      (2,037)
                                               ========   ========   ========   ========    =============



                             See accompanying notes

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                               Year Ended August 31,
                                                         --------------------------------
                                                           2001         2000      1999
                                                         --------    --------    --------
Net income ...........................................   $  4,450    $  4,640    $  3,879
Adjustments to reconcile net income
   to net cash provided by operating activities:
   Depreciation and amortization .....................      9,542      11,078       9,839
   Deferred tax provision ............................      2,288       2,851       2,593
   Zero coupon bond interest income ..................     (3,494)     (3,613)     (2,611)
   Straight-line rent adjustment .....................     (9,547)    (11,909)     (3,495)
   Write-down on investment in real estate
      properties......................................        168        --          --
   Write-down on investment in nursing home
      investment......................................        217        --          --
   Allowance for doubtful accounts ...................        939        --          --
   Changes in operating assets and liabilities:
      Accounts receivable ............................      1,843        (386)     (9,823)
      Accounts payable and accruals ..................       (874)      2,792       2,082
Foreign currency translation .........................        (13)       (898)        173
                                                         --------    --------    --------
Net cash provided by operating activities ............      5,519       4,555       2,637

INVESTING ACTIVITIES
 Acquisition of real estate ..........................     (2,144)    (27,120)    (50,915)
 Proceeds from notes and loan receivables, net
  of additional advances made ........................        480         312       8,817
 Decrease (increase) in cash on deposit as collateral       5,738      12,502      (3,828)
 Investment and loans to subsidiaries ................     (1,346)       --          (932)
 Proceeds from disposal of real estate ...............      3,844        --          --
                                                         --------    --------    --------
Net cash provided by (used in) investing activities ..      6,572     (14,306)    (46,858)

FINANCING ACTIVITIES
 Borrowing under (repayments to) mortgage, loan
  and subordinated notes payable .....................     (7,516)     15,967      94,795
 Short-term borrowings from (repayments to)
  Omega Worldwide, net ...............................     (4,953)     (4,839)     11,097
 Debt issue costs ....................................       --        (1,567)    (27,722)
 Zero coupon investment ..............................       --          --       (31,808)
 Dividends paid ......................................       --          --          (827)
                                                         --------    --------    --------
Net cash provided by (used in) financing activities ..    (12,469)      9,561      45,535
                                                         --------    --------    --------
 Increase (decrease) in unrestricted cash
  and cash equivalents ...............................       (378)       (190)      1,314

Cash and cash equivalents at beginning  of period ....      6,478       6,668       5,354
                                                         --------    --------    --------
Cash and cash equivalents at end of period ...........   $  6,100    $  6,478    $  6,668
                                                         ========    ========    ========

                             See accompanying notes.

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            August 31, 2001 and 2000
                  (In thousands, except for per share amounts)

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICES

ORGANIZATION

               Principal Healthcare Finance Limited (the "Company") was formed and initially funded in June 1995 by Omega Healthcare Investors, Inc. ("Omega"). In April 1998, Omega Worldwide, Inc. ("Worldwide") acquired a 33.375% interest in the Company from Omega. The Company is a Jersey, Channel Island based company organized to purchase and lease back nursing homes in the United Kingdom. The Company maintains its financial records in British pound sterling under accounting principles generally acceptable in the United Kingdom. The accompanying financial statements are based on accounting principles generally accepted in the United States and are restated in U.S. dollars.

               The consolidated financial statements of the Company include the accounts of the Company and all wholly owned subsidiaries after elimination of all material intercompany accounts and transactions.

CASH AND SHORT-TERM INVESTMENTS

               Short-term investments consist of highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost, which approximates the fair value.

INVESTMENT IN REAL ESTATE

               Investments in real estate properties are recorded at cost. The cost of the properties acquired is allocated between land and buildings based generally upon management's appraisals and external valuation. Depreciation for buildings is recorded on the straight-line basis, using 40 to 50 year estimated useful lives.

ZERO COUPON INVESTMENT

               Zero coupon investments are shown after spreading the implicit interest over the life of the investment.

COSTS IN EXCESS OF TANGIBLE ASSETS ACQUIRED

               The excess of the sum of the purchase cost and the deferred tax liability recognized over the fair value of the real estate and other tangible assets acquired in connection with the purchase of Quality Care Homes Plc is being amortized on a straight-line basis over a 30-year period.

IMPAIRMENT OF ASSETS

               Impairment losses related to long-lived assets, certain intangible assets and goodwill related to those assets are recognized when expected future cash flows are less than the carrying value of the assets. If indicators of impairment are present, the Company evaluates the carrying value of the related real estate investment in relationship to the future undiscounted cash flows of the underlying operations. The Company adjusts the net book value of the leased assets and long-lived assets to fair value if the sum of the expected future cash flows is less than book value.

DEBT ISSUE COSTS

               Costs incurred in connection with financing, refinancing or debt modifications are capitalized as deferred financing costs and are amortized on the straight-line method over the lives of the related loans.

REVENUE RECOGNITION

               Rental income is recognized on the straight-line basis over the terms of the related master leases. Such income includes periodic increases based on predetermined formulas as defined in the master leases. Patient service revenue relates to the operations of the Company's wholly owned nursing homes and is recorded as the services are provided. Direct cost of patient services supports patient service revenue and includes all operating expenses as incurred.

INCOME TAXES

               The Company and it's Channel Island resident subsidiaries are subject to UK income tax at a rate of 23% on their income after deducting related expenses, including interest. The Company's UK resident subsidiaries are subject to the UK corporate tax, at a rate of 30%.

TRANSLATION

               Translation from British pound sterling has been performed under the provisions of Financial Accounting Standards Board Statement No. 52 which provides that balance sheet amounts are translated at the year end exchange rate and income statement amounts are translated at the average annual rate. There are no material amounts of exchange gains or losses included in the results of operations for 2001, 2000, and 1999.

COMPREHENSIVE INCOME

               Comprehensive income consists of the Company's financial position and results of operations adjusted for the foreign currency translation adjustment.

FAIR VALUES OF FINANCIAL INSTRUMENTS

               SFAS No. 107, "Disclosure About Fair Values of Financial Instruments" and SFAS No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" require disclosure of the fair value of certain on-and off-balance sheet financial instruments for which it is practicable to estimate. Fair value is defined by SFAS No. 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

               The Company used the following methods and assumptions in estimating the fair value disclosures for financial instruments

Cash and Short-Term Investments and Restricted Cash

               The carrying amounts of cash and short-term investments and restricted cash reported in the consolidated balance sheets approximates their fair values.

Mortgage, Loan and Subordinated Notes Payable and Bonds Payable

               The carrying amounts of the Company's variable and fixed rate debt (including accrued interest) approximates fair value based on the current borrowing rates of similar types of debt.

ACCOUNTING ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

              In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, Business Combinations ("FAS 141"), and No. 142, Goodwill and Other Intangible Assets ("FAS 142"). FAS 141 eliminated the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001 and is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. FAS 142, which includes the requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them, will be effective for fiscal years beginning after December 15, 2001. The Company will adopt FAS 142 effective September 1, 2001, but has yet determined the impact on the financial statements. The Company is required to complete the initial step of the transitional impairment test within six months of adoption of FAS 142 and to complete the final step of the transitional test by the end of the fiscal year. Any impairment loss resulting from the transitional impairment test will be recorded as a cumulative effect of a change in accounting principal and subsequent impairment losses will be reflected in operating income in the statement of operations.

              In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal Long-Lived Assets ("FAS 144"). FAS 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, however it remains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, FAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by a sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." FAS 144 is effective for year-ends beginning December 15, 2001 and the Company will adopt the FAS 144 effective September 1, 2001 and does not expect a material impact on the consolidated financial statements.

RISKS AND UNCERTAINTIES

              The Company's results of operations are significantly dependent on the overall health of the long-term care industry in the United Kingdom. The Company's client base is comprised exclusively of independent operators of long-term care facilities in the United Kingdom. The long-term care industry is subject to external factors such as government regulation, inflation, death rates and other health related issues. A decline in the long-term care industry could reduce occupancy rates, revenues and cash flow, which could adversely affect the operating results of the Company.

PRIOR PERIOD CLASSIFICATIONS

              Certain prior year amounts have been reclassified to correspond with the current year's presentation.

2.  BORROWING ARRANGEMENTS

                                                                                               August 31,
                                                                                          -------------------
                                                                                            2001       2000
                                                                                          --------   --------
Mortgage, Loan and Subordinated Notes Payable, past due (A):
Revolving credit facility, bearing interest at LIBOR (4.85% at August 31, 2001)
plus 2.50%, with principal and interest payable from net cash flow from those properties financed by the facility and matured on June 29, 2001. Prior to
June 29, 2001, revolving credit facility interest was calculated at LIBOR
plus 1.50% ............................................................................   $ 34,204   $     --

Subordinated note payable Worldwide, bearing interest at 12.93% with interest due monthly and principal matured on June 29, 2001. The note bears interest at
the default rate of 15.93% since June 29, 2001(B) .....................................     21,865         --

Subordinated note payable, bearing interest at 12.93% with interest due monthly and principal matured on June 29, 2001. The note bears interest at the default
rate of 15.93% since June 29, 2001(C) .................................................      7,289         --

Loan note payable Worldwide, bearing interest at 9.00%, at August 31, 2001, with
interest due monthly and matured on June 29, 2001 .....................................      5,783         --
                                                                                          --------   --------

Total mortgage, loan and subordinated notes payable, past due .........................   $ 69,141   $     --
                                                                                          ========   ========

Mortgage, Loan and Subordinated Notes Payable:
Mortgage notes payable, bearing interest at 7.00%, with interest due quarterly
and matures January 31, 2002 ..........................................................   $ 10,641   $ 11,544

Mortgage notes payable, bearing interest at 7.50%, with principal and interest
due quarterly and matures October 1, 2001 ............................................      1,138      5,466

Revolving credit facility, bearing interest at LIBOR (4.85% at August 31, 2000)
plus 1.50%, with interest payable monthly and matures on June 29, 2001 ................         --     36,642

Subordinated note payable Worldwide, bearing interest at 12.93% with interest
due monthly and principal matured on June 29, 2001(B) .................................         --     21,900

Subordinated note payable, bearing interest at 12.93% with interest due monthly
and principal matured on June 29, 2001(C) .............................................         --      7,300

Loan note payable Worldwide, bearing interest at 9.25%, at August 31, 2000, with
interest due monthly and matured on June 29, 2001 .....................................         --     10,797
                                                                                          --------   --------

Total mortgage, loan and subordinated notes payable ...................................   $ 11,779   $ 93,649
                                                                                          ========   ========

Bonds Payable:
Various bonds payable ((pound)150,000), bearing interest at a weighted average interest
rate of 7.52%, with interest paid semi-annually and principal due in 2025 and 2027 ....   $218,655   $219,000

Various bonds payable ((pound)122,000), bearing interest at a weighted average interest rate of 6.31%, with interest paid semi-annually and principal due in
2027 and 2029 (D) .....................................................................    177,295    177,562
                                                                                          --------   --------

Total bonds payable ...................................................................   $395,950   $396,562
                                                                                          ========   ========

              A. The Company is currently in negotiations with these lenders to extend the maturity dates and terms of the notes. If the Company is unable to extend the maturity dates and terms with these lenders, the Company will look to
(1) obtain alternative financing from other financial institutions, or (2) the potential sale of certain assets as sources of cash to repay the amounts outstanding under such mortgage, loan and notes payable. This condition raises doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the outcome to this uncertainty.

              Although the Company continues to maintain its periodic payment requirements under the original terms of the above indebtedness, there can be no assurance that one or all of the affected lenders will not demand payment of such indebtedness immediately. Additionally, there can be no assurance that the Company will be in compliance with its financial debt covenants in future periods since the Company's future financial performance is subject to various risks and uncertainties, including, but not limited to, the effects of increases in market interest rates from current levels; the risk of potential increases in vacancy rates and the resulting impact on the Company's revenue; and risks associated with refinancing the Company's current debt obligations or obtain new financing under terms as favorable as the Company has experienced in prior periods.

              B. The Company provided warrants to Worldwide to acquire 10,000 Class A ordinary shares at (pound)1.50 (approximately $2.19) per share. These warrants expired on June 30, 2001.

              C. The Company provided warrants to lender to acquire 3,333 Class A ordinary shares at (pound)1.50 (approximately $2.19) per share. These warrants expired on June 30, 2001.

              D. The bonds were originally sold at a discount with an unamortized balance of $537 and $558 at August 31, 2001 and 2000, respectively. The discount is being expensed over the life of the bonds as part of interest expense and totaled $20, $32 and $14 during the years ended August 31, 2001, 2000 and 1999, respectively.

              Substantially all of the Company's real estate properties and restricted cash are collateral for the above mortgage notes and bonds payable.

              The principal payments for each of the five years following August 31, 2001 is set forth below:

                 2002 ...............................   $80,920
                 2003 ...............................       --
                 2004 ...............................       --
                 2005 ...............................       --
                 2006 ...............................       --
                 Thereafter..........................    395,950
                                                        --------
                                                        $476,870
                                                        ========

3.  ZERO COUPON INVESTMENTS

              The Company has invested in zero coupon investments that, at maturity, approximates the principle amount of the AAA portion of the 1998 and 1999 bond offerings for repayment.

                                                                                      August 31,
                                                                               ----------------------
                                                                                  2001          2000
                                                                               ----------------------
Balance at September 1, 2000 and 1999, respectively.........................   $ 59,640      $ 61,385
Interest accrued during the year............................................      3,494         3,613
Currency adjustments........................................................        (65)       (5,358)
                                                                               ----------------------
Balance at August 31, 2001 and 2000, respectively...........................   $ 63,069      $ 59,640
                                                                               ======================

4.  REVENUE AND OPERATING PROFIT

         Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance, The Company's chief operating decision makers manage its operating segments separately because each operating segment represents a strategic business unit that has different issues and serve different markets. The Company's reportable segments include its Finance Operations and Care Home Operations.

         Finance operations consist of leasing and other financing to providers of long term care for the elderly and others. Care home operations consist of the operation by the Company of certain of its owned nursing homes. Elimination amounts consist of rental and interest income of the financing operations from leases and loans made to the care home operations. The related income and expense from these leases and loans are eliminated in the process of consolidation.

         Revenue and operating income for the Company's operating segments for fiscal years 2001 and 2000 consists of the following:


                                                                Finance       Care Home
Fiscal  Year 2001:                                             Operations    Operations    Elimination      Total
                                                               -----------------------------------------------------
Revenue -
Rental income ...............................................    $ 56,388     $       -      $ (1,426)      $ 54,962
Patient service revenue .....................................           -         8,233             -          8,233
Mortgage interest income ....................................         130             -             -            130
Other investment income .....................................       4,781            37          (351)         4,467
                                                               -----------------------------------------------------
                                                                   61,299         8,270        (1,777)        67,792
Net operating expenses ......................................     (52,440)      (10,333)        1,777        (60,996)
                                                               -----------------------------------------------------
Operating income (loss) .....................................     $ 8,859      $ (2,063)      $     -        $ 6,796
                                                               =====================================================


                                                                Finance       Care Home
Fiscal  Year 2000:                                             Operations    Operations    Elimination      Total
                                                               -----------------------------------------------------
Revenue -
Rental income ...............................................    $ 60,617     $       -      $ (1,308)      $ 59,309
Patient service revenue .....................................           -         9,833             -          9,833
Mortgage interest income ....................................         464             -          (145)           319
Other investment income .....................................       6,126             -             -          6,126
                                                               -----------------------------------------------------
Net operating expenses ......................................      67,207         9,833        (1,453)        75,587
Operating income (loss) .....................................     (57,974)      (11,720)        1,453        (68,241)
                                                               -----------------------------------------------------
                                                                  $ 9,233      $ (1,887)          $ -        $ 7,346
                                                               =====================================================

         Revenue and operating profit for fiscal year 1999 is solely related to financing operations.

         The following summarizes the Company's segment assets as of August 31, 2001 and 2000:

                                                               August 31,
                                                        ------------------------
                                                           2001           2000
                                                        ------------------------
Segment Assets:
Finance Operations                                      $ 530,934      $ 538,823
Care Home Operations                                        1,175            516
                                                        ------------------------
                                                        $ 532,109      $ 539,339
                                                        ========================




         All expenditures for investment in real estate related to Finance Operations

5.  REAL ESTATE PROPERTIES

              As of August 31, 2001, all of the Company's real estate investments were related to 231 long-term care facilities. The Company's real estate investments are operated by 13 companies under long-term leasing arrangements, including Idun Health Care Ltd. ("Idun") (a wholly owned subsidiary of Worldwide) and Moran Health Care (UK) Ltd. ("Moran-UK") (a 19.9% owned subsidiary of Worldwide). Four operating companies represent 71.30% of the Company's rental income in 2001 which includes Idun (29.27% of fiscal year 2001 rental income) and Moran-UK (24.57% of fiscal year 2001 rental income). The Company's facilities are located in England (79.19% of amount invested), Northern Ireland (14.43% of the amount invested) and Scotland (6.38% of amount invested).

              The Company's real estate properties are generally leased with initial terms of 30 years, However, certain leases may be terminated after 10 or 20 years by exercise of a purchase option by the operator or upon giving proper notice. Purchase options are generally at the higher of fair market value, original purchase price increased by a stipulated annual percentage or by reference for annual increases based upon changes in the Retail Price Index in the United Kingdom with certain minimum and maximum limits (generally 2% and 5%, respectively). There are no provisions for payment of contingent rentals by tenants. Under the terms of the lease, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties. Pursuant to leases the Company's tenants provide liquidity deposits and letters of credit, which generally represent monthly rent for a period of two or three months. Additional security from operators is provided by covenants regarding minimum working capital and net worth, liens on other operating assets of the operators provisions for cross default and by corporate guarantees.

              The future minimum annual rentals expected to be received for the remainder of the initial terms of the leases, are as follows:


                              2002...............................    $    47,653
                              2003...............................         48,573
                              2004...............................         49,515
                              2005...............................         50,480
                              2006...............................         51,468
                              Thereafter.........................        870,629
                                                                   --------------
                                                                     $ 1,118,318
                                                                   ==============




              Approximately $353,156 and $376,970 of the above future minimum annual rentals is due from Idun and Moran-UK, respectively.

6.  CAPITAL STOCK

The Company has issued warrants to subscribe for additional shares as follows:

                                              Number of          Exercise         Expiration
                                               Shares             Price              Date
Class A ordinary shares                        1,667           (pound) 1.00      July 31, 2002
Class A ordinary shares                          750           (pound) 1.10      July 31, 2002

              At the Extraordinary General Meeting held 10 September 2001, the expiry dates of the (pound)1.00 and (pound)1.10 warrants were extended to July 1, 2002. As to the (pound)1.00 and (pound)1.10 warrants, no values were assigned at the date of extension because the underlying securities were issued at their fair value at that date. At the the same meeting, the (pound)1.50 warrants were not extended and, therefore are expired.

7.  INCOME TAXES

                    The provision (benefit) for income taxes is as follows:

                                                Year ended August 31,
                                       ----------------------------------
                                         2001        2000          1999
Current............................... $    58      $ (145)       $  460
Deferred..............................   2,288       2,851          2,593
                                       ----------------------------------
                                       $ 2,346      $ 2,706       $ 3,053
                                       ==================================





                    The effective tax rate differs from the UK income tax rate, primarily due the early recognition of straight-line rent income and the deduction of depreciation and amortization expense, which are not permitted for tax purposes in the UK.

                    The primary components of the Company's deferred tax liability are as follows:

                                                        August 31,
                                                  -----------------------
                                                    2001           2000
Deferred tax liability
Deferred rent receivable....................       $ 9,702        $ 7,402
Real estate.................................        12,041         12,060
Other.......................................           156            156
                                                  -----------------------
                                                  $ 21,899       $ 19,618
                                                  =======================




8.  RELATED PARTY TRANSACTIONS

                    The Company has an agreement with Worldwide under which Worldwide provides investment advice, portfolio monitoring, administration and advisory services to the Company. The Company pays an annual fee of 0.9% of the book value, under UK GAAP, of the Company's invested assets (as defined) to Worldwide. The Company incurred and paid approximately $3,975, $5,026 and $4,479 during fiscal years 2001, 2000 and 1999, respectively, and is included in general and administrative expense.

                    During fiscal year 2000, four purchase/leaseback transactions were completed with County Healthcare Limited, a company in which a director of the Company has an ownership interest, at a purchase price of approximately $6,218. The leases have a term of thirty years and an initial yield of 10.25%. In conjunction with these four transaction, four unsecured loans totaling $438 were made to County Healthcare Limited at an interest rate of 10.25%. These transactions were approved unanimously by the disinterested directors.

                    Rental income received from Idun for the years ended August 31, 2001 and 2000 is approximately $13,720 and $14,475, respectively. Rental income received from Moran-UK for the years ended August 31, 2001, 2000 and 1999 is approximately $9,709, $10,059 and $8,398, respectively.

                    Interest expense on the loan note and subordinated note payable to Worldwide for the years ended August 31, 2001, 2000 and 1999 is approximately $3,589, $4,502 and $4,578, respectively.

9. SUBSEQUENT EVENT

                    On December 1, 2001, the Company appointed Receivers to certain subsidiaries of Moran-UK when Moran-Australia, the 80.1% shareholder, in that company, withdrew its financial support. Subsequent to the appointment of the Receiver, the Company has made certain loans to the Receiver to meet operating cost of the nursing homes. These loans are expected to be repaid in full. The Company is currently seeking another United Kingdom nursing home operator to assume the existing leases of Moran-UK.